DISCLOSURE CONTROLS AND PROCEDURES

(a)

Evaluation of disclosure controls and procedures.  Within the 90-day period prior to filing the annual report, the Chairman and Chief Executive Officer and Vice President and Chief Financial Officer carried out an evaluation of the effectiveness of CFM Corporation’s (the “Company”) disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) and have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

(b)

Changes in internal controls.  There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's disclosure controls and procedures subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls. As a result, no corrective actions were required or undertaken.  However, as recommended by the Securities and Exchange Commission (the “Commission”), in its adopting release, the Chairman and Chief Executive Officer and Vice President and Chief Financial Officer of the Company along with other management personnel are periodically testing and improving the Company’s disclosure controls and procedures and internal controls and will be making modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time period’s specified by the Commission’s rules and forms.